Exhibit 99 Additional Information

     On February 26, 2004, Keystone Consolidated Industries, Inc., a Delaware corporation ("Keystone"), together with five of its direct and indirect subsidiaries (FV Steel and Wire Company, DeSoto Environmental Management, Inc., J.L. Prescott Company, Sherman Wire Company (f/k/a/ DeSoto, Inc.) and Sherman Wire of Caldwell, Inc.) (collectively, the "Debtors") filed for bankruptcy protection under Title 11 of the U.S. Bankruptcy Code in U.S. Bankruptcy Court for the Eastern District of Wisconsin in Milwaukee (the "Bankruptcy Court"), Cause No. 04-22421-SVK. The Debtors received confirmation of the Third Amended Joint Reorganization Plan (the "Reorganization Plan") from the Bankruptcy Court at a confirmation hearing held on August 10, 2005, as previously reported in Keystone's Current Report on Form 8-K filed with the U.S. Securities and
Exchange Commission on August 19, 2005 (Exchange Act File No. 1-3919). The Reorganization Plan was declared effective at 5:30 p.m., central daylight time, on August 31, 2005, pursuant to which the Debtors emerged from Chapter 11 bankruptcy proceedings. The Reorganization Plan provided that all of Keystone's allowed unsecured creditors would receive their pro rata portion of:

     o 4.9 million shares of its new common stock, par value $0.01 per share ("Common Stock");
     o $5.2  million  in  cash;  and
     o a  $4.8  million  unsecured promissory note.

     Effective  August  31,  2005  and  pursuant  to  the  Reorganization  Plan,
Keystone:

     o issued 5.1 million shares of its Common Stock to Contran Corporation, a Delaware corporation ("Contran"), in exchange for certain of Contran's allowed claims against Keystone; and
     o issued 4.9 million shares of Common Stock to the KCI Liquidating Trust (the "Liquidating Trust") for the benefit of Keystone's unsecured creditors.

     On May 24, 2006 after satisfying certain contingencies set forth in the Reorganization Plan and Keystone securing authorization to have its Common Stock traded Over-The-Counter, the Liquidating Trust transferred approximately 3.9 million shares of Common Stock to Keystone's unsecured creditors that held allowed claims at that time, pending resolution of the remaining disputed unsecured claims against Keystone, which transfer included the transfer of 301 shares of Common Stock to Contran Group, Inc., formerly Dallas Compressor Company ("Contran Group"), on account of its $3,820.00 allowed claim against Keystone.

     Over the course of the following 18 months, The Liquidating Trust made small additional interim distributions of Common Stock as certain disputed unsecured claims were resolved, which distributions aggregated approximately 94,000 shares of Common Stock.

     On December 20, 2007 after satisfying certain additional contingencies set forth in the Reorganization Plan, including but not limited to the adjudication, dismissal or settlement of all of Keystone's remaining disputed unsecured claims, the Liquidating Trust transferred the remaining approximately 906,000 shares of Common Stock held by the Trust to all of Keystone's allowed unsecured creditors. Contran Group received an additional 68 shares of Common Stock in this final distribution on account of its allowed claim against Keystone.

     From March 31, 2006 to December 31, 2007:

     o HCD Corp. ("HCD") owned from 98.0% to 100.0% of the outstanding shares of common stock of Contran Group;
     o National City Lines, Inc. ("National") owned 100.0% of the outstanding shares of common stock of HCD;
     o Contran and NOA, Inc. ("NOA") owned approximately 85.7% and 14.3%, respectively, of the outstanding shares of common stock of National;
     o Contran and Southwest Louisiana Land Company, Inc., a predecessor of Southwest Louisiana Land LLC (collectively "Southwest"), owned approximately 49.9% and 50.1%, respectively, of the outstanding shares of common stock of NOA; and
     o Contran owned from 88.9% to 100.0% of the outstanding shares of common stock of Southwest.

     On December 31, 2007, Southwest converted into a Delaware limited liability company, HCD merged into Crabtree Oil and Gas Co. ("Crabtree") and NOA and National dissolved into Southwest. As a result:

     o Crabtree became the direct holder of 100% of the outstanding shares of common stock of Contran Group;
     o Southwest became the direct holder of 100% of the outstanding shares of common stock of Crabtree; and
     o Contran became the sole member of Southwest.

     At December 31, 2007, Contran and Contran Group were the direct holders of approximately 51.0% and less than 0.1%, respectively, of the outstanding shares of Common Stock.

      Effective January 1, 2008:

     o Contran Group paid a dividend to Crabtree in the form of Contran Group's 369 shares of Common Stock;
     o Crabtree paid a dividend to Southwest in the form of the 369 shares of Common Stock; and
     o Southwest paid a distribution to Contran in the form of the 369 shares of Common Stock.

     Since these January 1, 2008 transfers of the 369 shares by holders of less than 10% of the outstanding shares of Common Stock effected only a change in the from of beneficial ownership from indirect to direct beneficial ownership by Contran, a 10% holder of the outstanding shares of Common Stock, the transfers were exempt from reporting pursuant to Rule 16a-13 promulgated by the U.S. Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     Mr. Harold C. Simmons is chairman of the board of Contran, Southwest, Crabtree and Contran Group.

     By virtue of the holding of the offices and the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and Keystone and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the shares of Common Stock directly held by Contran. However, Mr. Simmons disclaims beneficial ownership of the shares of Common Stock beneficially owned, directly or indirectly, by Contran.

     Harold C. Simmons' wife is the direct owner of 10,000 shares of Common Stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims beneficial ownership of all shares that his wife holds directly.